SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2017

G. Willi-Food International Ltd.
(Translation of registrant’s name into English)

4 Nahal Harif St., Yavne, Israel 81106
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

G. Willi-Food International Ltd. (NASDAQ: WILC) (the "Company") announced that at the Special Meeting of Shareholders held yesterday, the following proposals were approved by the shareholders by the requisite majority:

Proposal 1: To approve the Company’s revised compensation policy for directors and officers (the “Compensation Policy”), in accordance with the requirements of the Companies Law;

Proposal 2:  To approve the terms of office of Mr. Joseph Williger and Mr. Zwi Williger in their capacity as co-Chairmen of the Board, including inclusion in the D&O insurance policy of the Company and its subsidiaries under the same terms as other directors and officers of the Company and entitlement to an exemption and indemnification identical to the form that was approved by the General Meeting of Shareholders on July 20, 2005 for all directors and officers;

Proposal 3:  To approve the terms of office of Mr. Tim Cranko, in his capacity as the Company’s chief executive officer (“CEO”), in accordance with the terms of the Compensation Policy; and

Proposal 4: To approve the amendment and the extension for a three-year period commencing the date of the Meeting of the Service Agreement between the Company and Willi Food Investments Ltd., the controlling shareholder of the Company.

This Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the Registrant.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. Willi-Food International Ltd.

By:	/s/ Amir Kaplan
Name: Amir Kaplan
Title: Chief Financial Officer

Date: October 18, 2017